[Company Letterhead
                                      SFC
                             Sinecure Financial Corp.
                           3120 Cohasset Road, Suite 10
                             Chico, California  95926]



                                   NEWS RELEASE


Contact:     Jeffrey L. Hilgert
             Chuck Tritten
             (9l6) 898-9550


        SINECURE FINANCIAL CORP to sell assets of Team Players, Inc., a chain of billiards/sports bar establishments to ARC.


Chico, CA   November 3, 1995 - Sinecure Financial Corp (NASDAQ Bulletin Board
SCUF) announced today that it has entered into a letter of intent to sell the net assets of Team Players, Inc., a chain of seven sports bar/billiards establishments to American Recreation Centers, Inc. (NASDAQ AMRC) of Rancho Cordova, CA. ARC is the largest public company in the United States whose principal business is bowling. ARC operates 40 bowling centers with 1,592 lanes in six states.

Based in Chico, CA, Team Players is the primary business unit of Sinecure Financial Corp., a small public company whose shares trade on the NASDAQ's Bulletin Board under the symbol SCUF. Team Players owns seven sports bar/billiards night clubs, six in California and one in New Mexico. Its establishments feature pocket billiards with as many as 40 tables in one location, broad coverage of most major sporting events provided on cable and satellite television, live entertainment, beverage and food service. Team Players holds private parties and special events in addition to casual and tournament billiards competition.

Although the exact terms of the transaction have not been finalized, Sinecure will initially receive approximately 260,000 shares of restricted ARC common stock valued at around $1.6 million plus cash for liquor licenses, inventories, and cash on hand at closing. In addition, over the next three years, Sinecure can receive additional ARC stock based upon a multiple of actual cash flows resulting from the acquired businesses. ARC will invest approximately
$300,000 in cash immediately for planned improvements to several of Team Players existing clubs. The transaction is subject to further due diligence and is expected to close in early December.

"The opportunities that can result from bringing our two companies together are very exciting," said Robert A. Crist, president and chief executive office of ARC, owner and operator of 40 bowling centers in six states. "It's a natural combination since both our companies deal in leisure sports, recreation and entertainment. ARC has the resources to expand not only Team Players' existing sports/billiards night club concept, but to convert some portion of any under performing bowling centers into alternative uses. The billiards industry has been growing in excess of 16 percent annually in recent years and this acquisition enables ARC to participate in this growth market."

Moreover, Crist said, ARC already incorporated billiards in many of its bowling centers, "although none of our centers have the total concept that Team Players offers the customer. The acquisition fits ARC's corporate strategy of diversifying into broader forms of family entertainment to lessen reliance on bowling," Crist added.

Jeff Hilgert, President of Sinecure Financial and Team Players, will be responsible for overseeing the continued growth of the billiards unit, including developing a plan to convert a portion of at least two existing ARC bowling center locations to the sports bar/billiards concept within the next year.

Crist and Hilgert anticipate substantial increases in revenue generated from improvements that will be made at Team Players' existing sites within the first 60 days after acquisition.

"The model program on which the improvement program is based grossed approximately $1 million at one site in the last 12 months," Hilgert said.

Also, Team Players recently announced that it is holding eight qualifying tournaments at its centers for the ESPN World Open Billiard Championships. Both men and women champions will eventually compete at Team Players Billiards in Santa Rosa, CA from Jan. 10-14, 1996. ESPN, in cooperation with Billiards International, Inc., will tape these championships and air them on ESPN beginning in the spring of 1996 as 40 one-hour prime time programs. The total prize fund for the championships is reported to be $310,000.

"The televised billiards championships of ESPN will give excellent exposure for Team Players and ARC," said Crist. "Pocket billiards is increasingly popular with young adults and we hope to benefit from this in both billiards and bowling. "